UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

	  Beginning January 1, 1999  and Ending  December 31, 1999

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			ENTERGY ENTERPRISES, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                              Service Company
  ________________________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation December 30, 1983 If not Incorporated, Date of
Organization          __________________

State or Sovereign Power under which Incorporated or Organized
Louisiana

Location of Principal Offices of Reporting Company 639 Loyola Avenue, New Orleans, Louisiana 70113

Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Steven C. McNeal   Vice President and Treasurer
       (Name)                     (Title)

P.O. Box 61000, New Orleans, La. 70161
		(Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

			Entergy Corporation

			1 of 27 pages

		INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing.
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies.
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.  Period Covered by Report.
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format.
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed.
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6.  Deficits Displayed.
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7.  Major Amendments or Corrections.
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions.
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service
    Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart.
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange
    Commission pursuant to the Public Utility Holding Company Act of
    1935.

11. Annual Statement of Compensation for Use of Capital Billed.
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

				2 of 27 pages

	       LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

							 Schedule or     Page
   Description of Schedules and Accounts               Account Number   Number

Comparative Balance Sheet                               Schedule I        4-5
Service Company Property                                Schedule II         6
Accumulated Provision for Depreciation and
   Amortization of Service Company Property             Schedule III        7
Investments                                             Schedule IV         8
Accounts Receivable from Associate Companies            Schedule V          8
Fuel Stock Expenses Undistributed                       Schedule VI         9
Stores Expense Undistributed                            Schedule VII        9
Miscellaneous Current and Accrued Assets                Schedule VIII      10
Miscellaneous Deferred Debits                           Schedule IX        10
Research, Development, or Demonstration Expenditures    Schedule X         10
Proprietary Capital                                     Schedule XI        11
Long-Term Debt                                          Schedule XII       12
Current and Accrued Liabilities                         Schedule XIII      13
Notes to Financial Statements                           Schedule XIV       13
Comparative Income Statement                            Schedule XV        14
Analysis of Billing - Associate Companies               Account 457        15
Analysis of Billing - Nonassociate Companies            Account 458        16
Analysis of Charges for Service - Associate
   and Nonassociate Companies                           Schedule XVI       17
Schedule of Expense of Department or Service Function   Schedule XVII      18
Departmental Analysis of Salaries                       Account 920        19
Outside Services Employed                               Account 923        20
Employee Pensions and Benefits                          Account 926        21
General Advertising Expenses                            Account 930.1      21
Miscellaneous General Expenses                          Account 930.2      22
Rents                                                   Account 931        22
Taxes Other Than Income Taxes                           Account 408        23
Donations                                               Account 426.1      23
Other Deductions                                        Account 426.5      24
Notes to Statement of Income                            Schedule XVIII     24
Financial Data                                          Schedule XIX       25

	       LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
									  Page
	      Description of Reports or Statements                       Number


Organization Chart                                                         26
Methods of Allocation                                                      26
Annual Statement of Compensation for Use of Capital Billed                 26
Signature Clause                                                           27


				3 of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES,  INC.

		Schedule I - Comparative Balance Sheet

Give balance sheet of the Company as of December 31 of the current and prior year.


Account                  Assets and Other Debits                        As of December 31
								      Current        Prior
	 Service Company Property

  101    Service company property (Schedule II)                      $ 8,209,493  $ 10,676,142
  107    Construction work in progress (Schedule II)                      23,228       144,884
								     -------------------------
	     Total Property                                            8,232,721    10,821,026
								     -------------------------
  108    Less accumulated provision for depreciation and
	  amortization of service                                              -
	 company property (Schedule III)                               4,093,297     5,349,536
								     -------------------------
	     Net Service Company Property                              4,139,424     5,471,490
								     -------------------------
	 Investments

  123    Investments in associate companies (Schedule IV)                      -       311,588
  124    Other Investments (Schedule IV)                                       -             -
  128    Special Funds (Schedule IV)                                     334,677       353,691
								     -------------------------
	     Total Investments                                           334,677       665,279
								     -------------------------
	 Current and Accrued Assets

  131    Cash                                                          6,810,817     5,428,865
  134    Other special deposits                                           20,288             -
  135    Working funds                                                   175,369       573,381
  136    Temporary cash investments (Schedule IV)                     12,532,578    13,175,394
  141    Notes Receivable                                              2,063,753     2,223,556
  142    Customer Accounts Receivable                                          -             -
  143    Accounts receivable                                             206,290        84,302
  144    Accumulated provision of uncollectible accounts              (2,063,753)            -
  146    Accounts receivable from associate companies (Schedule V)    16,611,538    15,370,002
  152    Fuel stock expenses undistributed (Schedule VI)                       -             -
  154    Materials and supplies                                                -             -
  163    Stores expense undistributed (Schedule VII)                           -             -
  165    Prepayments                                                     737,824       506,294
  174    Miscellaneous current and accrued assets (Schedule VIII)         12,901        30,976
								     -------------------------
	     Total Current and Accrued Assets                         37,107,605    37,392,770
								     -------------------------
	 Deferred Debits

  181    Unamortized debt expense
  183    Preliminary survey and investigation charges                  6,318,814
  184    Clearing accounts                                               (93,106)
  186    Miscellaneous deferred debits (Schedule IX)                  (3,580,568)   (3,641,258)
  188    Research, development, or demonstration expenditures
	  (Schedule X)
  190    Accumulated deferred income taxes                            13,402,992    16,538,365
								     -------------------------
	     Total Deferred Debits                                    16,048,132    12,897,107
								     -------------------------
	     TOTAL ASSETS AND OTHER DEBITS                           $57,629,838  $ 56,426,646
								     =========================

				4 of 27 pages

	    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   Schedule I - Comparative Balance Sheet

Account    Account Liabilities and Proprietary Capital                        As of December 31
									   Current         Prior
	 Proprietary Capital

  201    Common stock issued (Schedule XI)                               $ 57,400,000   $ 57,400,000
  211    Miscellaneous paid-in-capital (Schedule XI)                      209,000,000    173,000,000
  216    Unappropriated retained earnings (Schedule XI)                  (247,964,241)  (212,809,519)
									 ---------------------------
	    Total Proprietary Capital                                      18,435,759     17,590,481
									 ---------------------------
	 Long-Term Debt

  223    Advances from associate companies (Schedule XII)                  14,500,000     17,500,000
  224    Other long-term debt (Schedule XII)                                        -              -
  225    Unamortized premium on long-term debt                                      -              -
  226    Unamortized discount on long-term debt-debit                               -              -
  227    Capital Leases                                                             -              -
									 ---------------------------
	    Total Long-Term Debt                                           14,500,000     17,500,000
									 ---------------------------
	 Current and Accrued Liabilities

  231    Notes payable                                                              -              -
  232    Accounts payable                                                   4,547,899     10,233,214
  233    Notes payable to associate companies (Schedule XIII)                       -              -
  234    Account payable to associate companies (Schedule XIII)            15,496,740      4,462,458
  236    Taxes accrued                                                     (4,789,567)    (2,199,104)
  237    Interest accrued                                                           -              -
  238    Dividends declared                                                         -              -
  241    Tax collections payable                                           (1,084,298)      (461,443)
  242    Miscellaneous current and accrued liabilities (Schedule XIII)     10,567,126      9,344,862
									 ---------------------------
	    Total Current and Accrued Liabilities                          24,737,900     21,379,987
									 ---------------------------
	 Deferred Credits

  253    Other deferred credits                                               (43,821)       (43,822)
  255    Accumulated deferred investment tax credits                                -              -
									 ---------------------------
	     Total Deferred Credits                                           (43,821)       (43,822)
									 ---------------------------
  282    Accumulated Deferred Income Taxes                                          -              -

									 ---------------------------
	     TOTAL LIABILITIES AND PROPRIETARY CAPITAL                   $ 57,629,838   $ 56,426,646
									 ===========================

				5 of 27 pages

	    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES,  INC.

		      For the Year Ended December 31, 1999

		     Schedule II - Service Company Property

					  Balance at             Retirements             Balance
					  Beginning                  or       Other (1)  at Close
		  Description             of Year     Additions     Sales      Changes   of Year
Service Company Property

Account
  301   Organization                        $126,136                $126,136
  303   Miscellaneous Intangible Plant                   173,995                           173,995
  304   Land and Land Rights
  305   Structures and Improvements
  306   Leasehold Improvements             3,326,786   1,324,874   2,027,778             2,623,882
  307   Equipment
  308   Office Furniture and
	 Equipment                         7,223,220   1,294,827   3,106,430             5,411,617
  309   Automobiles, Other Vehicles
	 and Related Garage Equipment
  310   Aircraft and Airport Equipment
  311   Other Service Company
	 Property (3)                    ---------------------------------------------------------
			      SUB-TOTAL   10,676,142   2,793,696   5,260,344             8,209,493
					 ---------------------------------------------------------
  107   Construction Work in Progress        144,884      14,142     135,798                23,228
					 ---------------------------------------------------------
				  TOTAL  $10,821,026  $2,807,838  $5,396,142            $8,232,721
					 =========================================================

(1) Provide an explanation of those changes considered material:


(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

							Balance at
	   Subaccount Description            Additions    Close of

 Office Furniture and Equipment
	Furniture                             $545,609  $2,323,556
	Computer Equipment                     741,137   1,983,613
	Telephone                                8,081   1,104,448
					    ----------------------
			    TOTAL           $1,294,827  $5,411,617
					    ======================
(3) Describe other service company property:


				6 of 27 pages

	    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		     For the Year Ended December 31, 1999

    Schedule III - Accumulated Provision for Depreciation and Amortization
			 of Service Company Property

					   Balance at   Additions                 Other       Balance
					    Beginning  Charged to              Changes Add   at Close
		   Description               of Year   Account 403 Retirements (Deduct) (1)   of Year

Account
  301    Organization                         $126,135                $126,135
  303    Miscellaneous Intangible Plant
  304    Land and Land Rights
  305    Structures and Improvements
  306    Leasehold Improvements              1,489,743     444,261     787,967                1,146,037
  307    Equipment
  308    Office Furniture and Fixtures       3,733,657   1,087,436   1,873,833                2,947,260
  309    Automobiles, Other Vehicles
	  and Related Garage Equipment
  310    Aircraft and Airport Equipment
  311    Other Service Company
	  Property
					    -----------------------------------------------------------
					    $5,349,535  $1,531,697  $2,787,935               $4,093,297
					    ===========================================================

(1) Provide an explanation of those changes considered material:

				7 of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 1999

			 Schedule IV - Investments


Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

					       Balance at      Balance at
			Description        Beginning of Year Close of Year

Account 123 - Investment in Associate Companies

     Entergy Operations Services, Inc.         $    311,588  $         -
					       -------------------------
	     TOTAL                             $    311,588
					       =========================
Account 128 - Special Funds
     Houston, Washington, London, & EOSI
	office security deposits                    353,691      334,677

Account 136 - Temporary Cash Investments
     Commercial paper                            12,046,714    4,998,756
     Money market                                 1,128,680    7,533,822
						------------------------
	     TOTAL                               13,175,394   12,532,578
						========================

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		     For the Year Ended December 31, 1999

	Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

					      Balance at Balance at
			      Description      Beginning  Close of
						of Year     Year
Account 146 - Accounts Receivable from
		 Associate Companies

See page 8-A                                  15,370,002  16,611,538
					      ----------------------
					TOTAL 15,370,002  16,611,538
					      ======================
							    Total
Analysis of Convenience or Accommodation                   Payments
Payments:

See page 8-A                                              11,791,311
							  ----------
			       TOTAL PAYMENTS             11,791,311
							  ==========


			    8 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 1999

    Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

					      Balance at Balance at
			      Description      Beginning  Close of
						of Year     Year

Account 146 - Accounts Receivable from Associate Companies
Entergy Power Development Corp.                1,144,212   7,430,117
Entergy Enterprises-Retail Services Division    (787,316)
Entergy S.A.                                     (40,679)    (40,679)
Entergy International Holdings, Ltd, LLC       5,561,855     144,602
Entergy Power, Inc.                               74,483      80,871
Entergy Power Edegel                              82,797     162,322
Entergy ISI                                      435,711
Entergy Pakistan, Ltd.                            14,327      98,138
Entergy Power CBA Holding, Ltd.                   (1,956)     (1,956)
Entergy Power Marketing Corp.                  1,224,662   2,010,826
Entergy Operations Services, Inc.                269,348      92,366
Entergy Power Operations Corp.                   113,807     217,857
Entergy Power Edesur Holding                      35,752      60,297
Entergy Technologies Holding Co.                 351,976     277,002
Entergy Services Inc.                         (3,317,340)   (538,433)
Entergy Holdings, Inc.                                        19,509
Entergy Business Solutions LLC                   566,231      27,719
Entergy Thermal LLC                                          260,009
Entergy Power Generation Corp.                   438,383     438,383
Entergy Power International Holdings Corp.     2,438,893     555,427
Entergy Technologies Corp.                       125,195     176,993
Entergy Enterprises Inc. (Divisions)             357,008   1,969,079
Entergy International Ltd.                     1,380,299
Entergy Nuclear Generation Corp.                           1,632,426
Entergy Nuclear Inc.                             724,967     578,187
Entergy Corporation                            2,302,920     138,520
Entergy Power Asia                                10,398     532,653
Entergy Power Chile, Inc.                         32,842      81,045
Entergy Power Chile S.A.                           5,742
Entergy Trading & Marketing                    1,854,282     435,645
Entergy Global Power Operations Corp.                131         181
Entergy do Brazil                                (27,445)    (58,897)
Entergy Power Operations U.S., Inc.                  131         181
Kingsnorth Power Ltd.                             (2,014)     (2,014)


			     8-A of 27 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	     For the Year Ended December 31, 1999

   Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

					   Balance at   Balance at
					  Beginning of   Close of
	       Description                    Year         Year
Account 146 - Accounts Receivable from Associate Companies
EPG-Cayman Holding I                               100
EPG-Cayman Holding II                              100
Entergy Victoria                                   200
Entergy Louisiana, Inc.                                       (902)
Entergy Mississippi, Inc.                                   (3,048)
Entergy New Orleans, Inc.                                   (7,509)
Entergy Operations, Inc.                                      (810)
Entergy Gulf States, Inc.                                 (152,081)
Entergy Arkansas, Inc.                                      (2,488)
					   -----------------------
				    TOTAL   15,370,002  16,611,538
					   =======================


							  Total
Analysis of Convenience or Accommodation Payments:       Payments

Entergy Nuclear, Inc.                                    3,254,304
Entergy Nuclear Generation Corp                          4,304,446
Entergy International Holdings Ltd LLC                   3,519,824
Entergy Operations Services, Inc.                          712,737
							----------
			   TOTAL PAYMENTS               11,791,311
							==========

			8-B of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 1999

	   Schedule VI - Fuel Stock Expenses Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

	    Description                Labor       Expenses     Total

Account 152 - Fuel Stock Expenses       NONE         NONE        NONE
	      Undistributed

				       -------------------------------
			      TOTAL      0            0           0
				       ===============================
Summary:





	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 1999

	      Schedule VII - Stores Expense Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

	    Description                Labor       Expenses     Total

Account 163 - Stores Expense            NONE         NONE        NONE
	      Undistributed

				       ------------------------------
			      TOTAL      0            0           0
				       ==============================


				9 of 27 pages

	     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		     For the Year Ended December 31, 1999

	   Schedule VIII - Miscellaneous Current and Accrued Assets

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

							Balance at   Balance at
						       Beginning of   Close of
		     Description                           Year         Year

Account 174 - Miscellaneous Current and Accrued Assets
Interest Receivable on Temporary Investments             $18,075
Income Tax Receivable                                     12,901      12,901
Other                                                    -------------------
							 $30,976     $12,901
							 ===================


	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	       For the Year Ended December 31, 1999

	    Schedule IX - Miscellaneous Deferred Debits


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

					     Balance at   Balance at
			     Description    Beginning of   Close of
						Year         Year
Account 186 - Miscellaneous Deferred Debits

Employee Benefits and Taxes                 ($3,255,699) ($3,065,749)
Non-Productive Time                            (724,780)    (623,567)
Note Receivable-Employee                        366,555       33,948
Intercompany Suspense                           (27,334)      74,800
					    ------------------------
				      TOTAL ($3,641,258) ($3,580,568)
					    ========================

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	       For the Year Ended December 31, 1999

    Schedule X - Research, Development or Demonstration Expenditures


Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

				Description                 Amount

Account 188 - Research, Development, or          TOTAL       NONE
Demonstration Expenditures                                  =====


				10 of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			 For the Year Ended December 31, 1999

			  Schedule XI - Proprietary Capital


					      Number of Shares  Par or Stated     Outstanding Close of Period
Account Number                Class of Stock     Authorized     Value Per Share   No. of Shares  Total Amount
201                      Common Stock Issued      100,000        None             57,400          $57,400,000



Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

				Description                                                  Amount
Account 211     Miscellaneous Paid-in Capital                                             $209,000,000
		  Capital contributions from Entergy Corp. to invest in
		  other businesses and to fund domestic and international
		  power development
Account 215     Appropriated Retained Earnings                                             None
											  ------------
									   TOTAL          $209,000,000
											  ============


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

						    Balance at      Net Income     Dividends     Balance at
						   Beginning of     -or (loss)       Paid      Close of Year
	       Description                             Year
Account 216  - Unappropriated Retained Earnings    $(212,809,519)   $(35,154,722)              $(247,964,241)
						   -------------    ------------    ------     -------------
					    TOTAL  $(212,809,519)   $(35,154,722)              $(247,964,241)
						   =============    ============    ======     =============
			    Page 11 of 27


    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1999

		     Schedule XII - Long-Term Debt

Instructions:
  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

				   Terms of Obligation                                 Balance at                       Balance at
				     Class & Series     Date of  Interest   Amount     Beginning                          Close
	  Name of Creditor           of Obligation      Maturity   Rate   Authorized    of Year   Additions  Deductions  of Year
Account 223 - Advances from Associate Companies:
		Entergy Corporation  Open account advance   -       -         -       $17,500,000  $0       $3,000,000  $14,500,000


Account 224 - Other Long-Term Debt:                                                       None                               None



										      ---------------------------------------------
									   TOTAL      $17,500,000  $0       $3,000,000  $14,500,000
										      =============================================
				12 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		  For the Year Ended December 31, 1999

	    Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company.
Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

									Balance at   Balance at
				 Description                           Beginning of   Close of
									   Year         Year

Account 233 - Notes Payable to Associate Companies
									 ----------------------
									     NONE         NONE
									 ======================


								 TOTAL

Account 234 - Accounts Payable to Associate Companies
Entergy Services, Inc.                                                  (3,084,869)   5,011,858
Entergy Power Marketing Corp.                                                            29,235
Entergy Corporation                                                      7,043,822    8,676,983
Entergy Enterprises Inc. (Divisions)                                       472,816    1,677,799
Entergy Louisiana                                                             (179)       2,244
Entergy Gulf States                                                         (2,719)      70,376
Entergy Mississippi                                                         33,718        1,953
Entergy Operations                                                                           69
Entergy New Orleans                                                                           2
Entergy Arkansas                                                              (131)      26,221
									-----------------------
								 TOTAL  $4,462,458  $15,496,740
									=======================
Account 242 - Miscellaneous Current and Accrued Liabilities
Benefit Plans                                                            7,040,152    7,899,946
Accrued Liabilities-Rent                                                                348,466
Accrued Liabilites-Payroll                                                            1,518,714
Accrued Liabilities - Litigation                                         1,804,710      300,000
Accrued Liabilities - Office Relocations                                   500,000      500,000
									-----------------------
								 TOTAL   9,344,862   10,567,126
									=======================

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		  For the Year Ended December 31, 1999

	     Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13-A through 13-D

			   13 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 1999

	  Schedule XIV - Notes to Financial Statements



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Organization

     Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act.

     Enterprises' principal activities during 1999 included: (1) engaging in preliminary development activities with respect to various investment opportunities for the Entergy System,
     (2) marketing to non-associates the System's expertise and capabilities in energy-related areas, (3) marketing to non-associates intellectual property developed by System companies, (4) providing various consulting, management, administrative and support services to certain associate companies, and (5) providing directly, or indirectly through one or more special purpose subsidiary companies of Entergy or Enterprises, various operations and maintenance services to non-associate or certain associate companies,

     Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated
     January 11, 1983.

     All transactions between Enterprises and other System companies generally are on a full cost reimbursement basis, except that, pursuant to SEC orders and/or regulations, (1) Enterprises must reimburse Entergy Services, Inc. and certain other System companies for services at cost plus 5% and (2) Enterprises may charge market-based rates for services provided to non-utility associate companies under certain circumstances.


  B. System of Accounts

     The accompanying financial statements include the accounts of Enterprises, which are maintained in accordance with the system of accounts prescribed by the SEC.


  C. Cash and Cash Equivalents

     Enterprises   considers   all  highly   liquid   instruments
     purchased with an original maturity of three months or less to be cash equivalents.


  D. Depreciation and Amortization

     Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture and equipment. Leasehold costs and improvements are amortized over their estimated useful lives (five years).


  E. Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  F. Income Taxes

     The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.


2.   TRANSACTIONS WITH AFFILIATES

     Entergy  Services provides technical and consulting services and  other assistance to Enterprises at cost plus  5%  which amounted  to $26,777,586 and $23,151,560 for the years  1999 and 1998, respectively.


3.   INCOME TAXES

     The tax sharing agreement with Entergy provides that the Company will receive tax benefits for its taxable loss utilized by other members of the consolidated group. Accordingly, a long-term receivable has been recorded at December 31, 1999 to reflect the tax benefit of the Company's cumulative loss in jurisdictions in which the Company files combined or consolidated returns (U.S. Federal, Arkansas, and Mississippi for 1999).

     Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 1999 and 1998.


	Deferred Tax Assets/(Liabilities)                       1999          1998
	Equipment and fixed assets                      $    599,452   $     354,874
	Deferred charges and other                         6,867,877       9,735,589
	Unrealized loss on marketable securities           2,827,178       2,827,178
	Other intangible assets                               78,840         994,272
	Business development costs                         1,309,444       2,626,452
	Reserve for relocation                             1,720,201        -
	State net operating loss carryforwards               340,733         325,753
							 -----------     -----------
	Gross deferred tax asset/(liabilities)            13,743,725      16,864,118
	     State deferred tax valuation allowance         (340,733)       (325,753)
							 -----------     -----------
	Net Deferred Tax Assets/(Liabilities)            $13,402,992     $16,538,365
							 ===========     ===========

     The ultimate realization of these deferred tax assets is dependent upon future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based upon management's conclusions that sufficient positive evidence, as defined by FAS 109, regarding the realization of certain tax carryforward items does not exist. Such items generally relate to state loss carryforwards in states in which Entergy or its subsidiaries do not file a combined or consolidated return.

     The provision for intercompany (benefit) expense in lieu  of federal  income taxes for the year ended December  31,  1999 and 1998 consisted of the following:

						    1999                1998
Current:
  Federal                                       $  (15,200,888)     $   (41,940,519)
  State                                               (252,262)           1,041,686
						--------------      ---------------
  Total Current Income Tax Expense (Benefit)       (15,453,150)         (40,898,833)
						--------------      ---------------

Deferred:
  Federal                                            3,026,297              270,801
  State                                                      -              161,844
						--------------      ---------------
    Total Deferred Income Tax Expense                3,026,297              432,645
						--------------      ---------------

Recorded Income Tax Expense (Benefit)           $  (12,426,853)       $ (40,466,188)
						==============      ===============

     The  Company's  total income taxes differ from  the  amounts computed  by applying the statutory Federal income tax  rate
     to   income  before  taxes.   The  primary  reason  for  the
     difference is the effect of state income taxes.

     At December 31, 1999, the Company had net operating loss carryforwards available for state income tax reporting purposes of approximately $6.5 million. These net operating loss carryforwards expire during various periods through 2018 depending on the taxing jurisdiction.


4.   INVESTMENT IN SUBSIDIARIES

     During 1999, Enterprises sold its remaining ownership in Entergy Operation Services, Inc. to Entergy Corporation.
     The sale of this entity was at net book value and no gain/loss was recognized on the sale.


5.   COMMON STOCK

     At  December  31,  1999, Enterprises is authorized,  by  its
     Charter, to issue 100,000 shares of its common stock.

     It is anticipated that Enterprises' cash flow generated by ongoing operations may not be sufficient to fund all of Enterprises' obligations. At December 31, 1999, Entergy did not have authorization from the SEC to invest in Enterprises through additional purchases of its common stock. Further investment by Entergy in Enterprises may take the form of capital contributions, loans, and/or open account advances (without interest).


6.   COMMITMENTS & CONTINGENCIES

     In June 1993, Catalyst Technologies, Inc. (CTI) filed a petition in the Civil District Court for the Parish of Orleans, Louisiana (CDC), against Electec, Inc., the predecessor Company of Enterprises. The petition alleged, among other things, breach of contract and breach of the obligation of good faith and fair dealing. In August 1997, a jury in the CDC returned a verdict against Enterprises in the amount of $346 million plus interest of approximately $118 million. In November 1997, the trial judge entered a judgement notwithstanding the verdict in favor of Enterprises in the CTI lawsuit. Finding as a matter of law that the jury's verdict was incorrect, the judge ruled that no contract ever existed between CTI and Enterprises, and that the verdict was contrary to the law and the evidence. CTI appealed this ruling to the Louisiana Court of Appeal for the Fourth Circuit, and oral argument was heard in November 1998. In March 1999, Enterprises agreed to settle the lawsuit for a $2.5 million cash payment to the plaintiffs, and dismissal of the proceeding.

     Panda Energy Corporation (Panda) has commenced litigation in the Dallas District Court naming Entergy, Entergy Power Incorporated, Entergy Power Asia LTD, and the Company as defendants. The allegations against the defendants include, among others, tortuous interference with contractual relations, conspiracy, misappropriation of corporate opportunity, unfair competition and fraud, and constructive trust issues. Panda seeks damages of approximately $4.8 billion, of which $3.6 billion is claimed in punitive damages. During 1996, the trial court granted an order that was, in effect, a summary judgment in favor of the defendants. In August 1998, an appellate court reversed the dismissal and remanded the lawsuit to the district court. Entergy and other defendants petitioned the appellate court for rehearing, but that petition was denied in October 1998. Entergy's petition to the Texas Supreme Court for review of the appellate court decision was denied in February 1999, and the case has been remanded to the district court for further proceedings. This case has been settled and all claims against Company, Entergy and its affiliates have been dismissed.

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	    For the Year Ended December 31, 1999

	      Schedule XV Statement of Income


Account                 Description                  Current Year   Prior Year
	Income
  457   Services rendered to associate companies       $58,425,791   $60,194,925
  458   Services rendered to nonassociate companies        172,318        50,396
  418   Subsidiary Income                                            (39,505,136)
  419   Interest Income                                    944,769       846,159
  421   Miscellaneous income or loss                      (185,350)  (46,051,195)
						      --------------------------
	Total Income                                    59,357,528   (24,464,851)
						      --------------------------
	Expense
  920   Salaries and wages                              41,716,326    32,241,963
  921   Office supplies and expenses                    12,275,167    17,723,431
  922   Administrative expense transferred - credit     (6,544,683)   (3,128,234)
  923   Outside services employed                       42,792,152    34,345,600
  924   Property insurance                                  48,182        80,100
  925   Injuries and damages                               157,596       169,956
  926   Employee pensions and benefits                      39,609       128,497
  928   Regulatory commission expense
 930.1  General advertising expenses                                      16,804
 930.2  Miscellaneous general expenses                   8,771,905    (2,265,289)
  931   Rents                                            5,171,115     4,035,310
  932   Maintenance of structures and equipment              5,063        (7,404)
  940   Active Development                                               800,493
  403   Depreciation and amortization expense            1,990,376     2,197,487
  408   Taxes other than income taxes                      436,798       184,726
  409   Income taxes                                   (18,100,732)  (40,898,833)
  410   Provision for deferred income taxes              5,673,879       432,645
  416   Cost & Expense of Merchandising
  421   Gain/Loss on Dispositions
 426.1  Donations                                           10,606        10,571
 426.5  Other deductions                                                  21,916
  431   Other interest expense                              68,891       507,129
						      --------------------------
				       Total Expense    94,512,250    46,596,868
						      --------------------------
				Net Income or (Loss)  ($35,154,722) ($71,061,719)
						      ==========================

			    14 of 27 pages

       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	       For the Year Ended December 31, 1999

			Analysis of Billing

		 Associate Companies - Account 457

					       Direct     Indirect   Compensation     Total
						Costs       Costs      For Use       Amount
	  Name of Associate Company            Charged     Charged   of Capital      Billed
						457-1       457-2       457-3

 Entergy S.A.                                    844,695     140,794                 985,489
 Entergy Power International Holdings Corp     3,039,936   1,394,218               4,434,154
 Entergy Edesur Holdings                         232,824     121,188                 354,012
 Entergy Power Chile, Inc.                        27,633      20,570                  48,203
 EP Edegel Inc.                                  656,756     395,704               1,052,460
 Entergy Power CBA Holding Ltd.                    3,481         939                   4,420
 Entergy Pakistan, Ltd.                          400,484     268,371                 668,855
 Entergy Power, Inc.                             829,908                             829,908
 Entergy Enterprises, Inc,-Divisions           1,129,069                           1,129,069
 Entergy Power Development Corp.              10,313,558   8,142,746              18,456,304
 Entergy Power Operations Corp.                  677,439     414,620               1,092,059
 Entergy Technologies Holding Company          2,363,785      26,285               2,390,070
 Entergy Power Marketing Corp.                19,470,658      33,839              19,504,497
 Entergy Trading & Marketing                   1,329,583                           1,329,583
 Entergy Nuclear Generating Corp                  44,059                              44,059
 Entergy International Holdings Ltd.           2,980,797   1,099,219               4,080,016
 Entergy Nuclear, Inc.                            68,659                              68,659
 Entergy Corp.                                                 3,107                   3,107
 Entergy Technology Corp.                      1,950,867                           1,950,867
					     -----------------------------------------------
				       TOTAL  46,364,191  12,061,600              58,425,791
					     ===============================================

				15 of 27 pages

		  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			  For the Year Ended December 31, 1999

				   Analysis of Billing

			  Nonassociate Companies - Account 458

Instruction:
Provide a brief description of the services rendered to each nonassociate company:

						    Direct   Indirect   Compensation          Excess      Total
						     Cost      Cost       For Use     Total     Or        Amount
	    Name of Nonassociate Company            Charged   Charged   of Capital    Cost    Deficiency  Billed
						     458-1     458-2       458-3                458-4

Vidalia-Catalyst (maintenance services                                                          55,501    55,501
  related to transmision lines owned by Vidalia)
Innovative Industrial Solutions, Inc.                                                           88,560    88,560
    (sale of intellectual property)
ORMET Aluminum                                                28,257                  28,257              28,257


						   -------------------------------------------------------------
					    TOTAL            $28,257                 $28,257  $144,061  $172,318
						   =============================================================

				 16 of 27 pages

	      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 1999

Schedule XVI-Analysis of Charges for Service-Associate and Nonassociate Companies

Instructions:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


				      Associate Company Charges       Nonassociate Company Charges  Total Charges for Service
				   Direct           Indirect           Direct  Indirect              Direct     Indirect
Acct        Description of Items     Cost           Cost       Total   Cost    Cost     Total        Cost       Cost      Total
920   Salaries and Wages         $23,870,000 $  5,718,169 $29,588,169   $ 28,257  $-  $ 28,257  $ 23,898,257 $5,718,169 $29,616,426
921   Office Supplies and Expenses 6,577,659    1,806,938   8,384,597          -   -         -     6,577,659  1,806,938   8,384,597
922   Administrative Exp
       Transferred - Credit       (2,246,427)  (1,405,886) (3,652,313)         -   -         -    (2,246,427)(1,405,886) (3,652,313)
923   Outside Services Employed   18,000,474    7,111,494  25,111,968    144,061       144,061    18,144,535  7,111,494  25,256,029
924   Property Insurance              16,180       10,522      26,702          -   -         -        16,180     10,522      26,702
925   Injuries and Damages            71,096       25,694      96,790          -   -         -        71,096     25,694      96,790
926   Employee Pensions and
       Benefits                       31,188           65      31,253          -   -         -        31,188         65      31,253
930   General Advertising Expenses         -            -           -          -   -         -             -          -          -
930.2 Miscellaneous General
       Expenses                    1,159,611      300,481   1,460,092          -   -         -     1,159,611    300,481   1,460,092
931.0 Rents                        2,140,701      940,800   3,081,501          -   -         -     2,140,701    940,800   3,081,501
932   Maintenance of Structures and
       Equip.                          1,738        1,088       2,826          -   -         -         1,738      1,088       2,826
403   Depreciation and Amortization
       Expense                       910,748      342,751   1,253,499          -   -         -       910,748    342,751   1,253,499
408   Taxes Other Than Income Taxes  232,446        9,570     242,016          -   -         -       232,446      9,570     242,016
409   Income Taxes                (5,478,380)  (3,428,544) (8,906,924)         -   -         -    (5,478,380)(3,428,544) (8,906,924)
410   Provision for Deferred Income
       Taxes                       1,000,641      626,233   1,626,874          -   -         -     1,000,641    626,233   1,626,874
416   Cost & Exp of Merchandising          -            -           -          -   -         -             -          -           -
418   Earnings from Subsidiary         3,555        2,225       5,780          -   -         -         3,555      2,225       5,780
419   Interest Income               (110,434)           -    (110,434)         -   -         -      (110,434)         -    (110,434)
421   Other Income/Deductions        182,979            -     182,979          -   -         -       182,979          -     182,979
426   Donations                          250            -         250          -   -         -           250          -         250
426.5 Other Deductions                     -            -           -          -   -         -             -          -           -
431.0 Other Interest Expense             165            -         165          -   -         -           165          -         165
				 ---------------------------------------------------------------------------------------------------
		 TOTAL EXPENSES   46,364,191   12,061,600  58,425,791   $172,318   -   172,318    46,536,509  12,061,600  58,598,109
      Compensation for use of
	 Equity Capital
      430 Interest on Debt to
	 Associate Companies               -            -           -          -   -         -             -           -           -
				 ---------------------------------------------------------------------------------------------------
	   TOTAL COST OF SERVICE $46,364,191  $12,061,600 $58,425,791   $172,318   $0 $172,318   $46,536,509 $12,061,600 $58,598,109
				 ===================================================================================================

				17 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			For the Year Ended December 31, 1999

Schedule XVII-Schedule of Expense Distribution by Department or Service Function

Instructions:
Indicate each departmnet or service function.  (See Instruction 01-3 General
Structure of Accounting System:  Uniform System of Accounts).

								      DEPARTMENT OR SERVICE FUNCTION
Acct                            Total                          Develop-                 Admini-      Entergy    Technical   Security
Number Description of Items    Amount   Executive     Telecom   ment         Legal      stration    Power Mktg  Services    Business
  920 Salaries and Wages   $41,716,325   4,168,617    802,780   6,311,434  5,479,978    7,112,823   12,184,912  5,655,781          -
  921 Office Supplies and  $12,275,167   1,041,961    827,479   1,994,409  1,701,779    2,489,826    2,432,489  1,787,223          -
       Expenses
  922 Admin. Expense       $(6,544,683)   (693,175)         -  (1,551,747)(1,252,307)  (1,656,908)           - (1,390,546)         -
       Transferred - Credit
  923 Outside Services     $42,792,152   3,533,444  2,076,480   7,849,317  9,667,159    8,534,611    3,795,165  7,033,903    302,073
       Employed
  924 Property Insurance   $    48,182       5,188          -      11,614      9,373       11,600            -     10,407          -
  925 Injuries and Damages $   157,596      12,668     37,988      28,359     22,887       30,281            -     25,413          -
  926 Employee Pensions and$    39,609          32     39,307          72         58           76            -         64          -
       Benefits
930.1 General Advertising            -           -          -           -          -            -            -          -          -
       Expenses
930.2 Miscellaneous General$ 8,771,905     148,153     99,457     331,657    267,657    7,627,778            -    297,203          -
       Expenses
  931 Rents                $ 5,171,115     436,864          -   1,038,409    838,756    1,539,860      359,691    930,535          -
  932 Maintenance of       $     5,063         536          -       1,200        969        1,282            -      1,076          -
       Structures and
       Equipment
  940 Reserve for Active   $         -           -          -           -          -            -            -          -          -
       Development
  403 Depreciation and     $ 1,990,375     168,994          -     378,311    305,309      797,418        1,331    339,011          -
       Amortization Expense
  408 Taxes Other Than     $   436,798       4,718    389,217      10,563      8,524       11,279        3,032      9,465          -
       Income Taxes
  409 Income Taxes        ($18,100,732) (1,690,452)         -  (3,784,258)(3,054,012)  (6,180,874)           - (3,391,136)         -
  410 Provision for Defer- $ 5,673,879     308,766          -     691,205    557,824    3,496,683            -    619,401          -
       red Income Taxes
  416 Cost & Exp of
       Merchandising                 -           -          -           -          -            -            -          -          -
  421 Gain/Loss on
       Dispositions                  -           -          -           -          -            -            -          -          -
426.1 Donations            $    10,606       1,097          -       2,455      1,982        2,622          250      2,200          -
426.5 Other Deductions               -           -          -           -          -            -            -          -          -
  431 Other Interest       $    68,892           -          -           -          -       68,727          164          -          -
       Expenses
			   ---------------------------------------------------------------------------------------------------------
      TOTAL EXPENSES       $94,512,250 $ 7,474,412 $4,272,708 $13,313,000 $14,555,936  $23,887,086 $18,777,036 $11,930,000  $302,073
			   =========================================================================================================
			       18 of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 1999

	     Departmental Analysis of Salaries - Account 920


				    Departmental Salary Expense
	Name of Department               Included in Amounts Billed to
     Indicate each department          Total        Parent       Other        Non       Personnel
	or service function            Amount       Company    Associates  Associates  End of Year

Executive                             4,168,616                  2,316,987         -         7
Development, Telecom, Power Mkting,
     Technical Svcs, Security        24,954,908                 17,042,362    53,013       202
Legal                                 5,479,978   (4,194,600)    2,134,781         -        15
Administration                        7,112,824                  2,686,847         -        50



				    ----------------------------------------------------------
			      TOTAL $41,716,326  ($4,194,600)  $24,180,977   $53,013       274
				    ==========================================================


			    19 of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 1999

	       Outside Services Employed - Account 923

Instructions:
Provide a breakdown by subaccount of outside services employed.
If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

					Relationship
				       "A" - Associate
					 "NA" - Non
  From Whom Purchased       Address      Associate       Amount

See pages 20-A thru 20-J                               $42,792,152
						       ===========


			  20 of 27 pages

		 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			  For the Year Ended December 31, 1999

			Outside Services Employed - Account 923

								  Relationship
								  "A"-Associate
       From Whom Purchased        Address                         "NA" - Non      Amount

Adams and Reese                   4500 One Shell Square                NA         279,370
Adams and Reese                   New Orleans, LA  70139
Akin, Gump, Strauss, Hauer        1900 Penzoil Place                   NA         824,398
Akin, Gump, Strauss, Hauer        So. Tower 711 Louisiana Street
Akin, Gump, Strauss, Hauer        Houston, TX  77002
Allen & Overy                     National Westminster                 NA         866,280
Allen & Overy                     15 Bishopsgate
Allen & Overy                     London, England  EC2P2AP
Andersen Consulting LLP           PO Box 70629                         NA         226,575
Andersen Consulting LLP           Chicago, IL  60673-0629
Arthur, Robinson & Hedderwicks    55 William Street                    NA         908,389
Arthur, Robinson & Hedderwicks    Melbourne, Australia
Barkley & Thompson                1515 Poydras Street, Suite 2350      NA       2,500,000
Barkley & Thompson                New Orleans, LA 70112
Barton Willmore Planning Partn    Intercell House                      NA          26,130
Barton Willmore Planning Partn    1 Coldhame Lano
Barton Willmore Planning Partn    Cambridge
Bienes Raices y Construccion      Ogazon #59                           NA         117,978
Bienes Raices y Construccion      Col. Guadalupe Inn
Bienes Raices y Construccion      Mexico City, Mexico 01020
Black & Veatch                    P.O. Box 802258                      NA         346,682
Black & Veatch                    Kansas City, MO  64180
Blake, Dawson, Waldron            Level 39, 101 Collins Street         NA          70,326
Blake, Dawson, Waldron            Melbourne, AU
Booz-Allen & Hamilton             PO Box 10655                         NA         350,000
Booz-Allen & Hamilton             Newark, NJ  07193-0655
Brownson & Associates             5590 San Felipe, Suite 610           NA          29,228
Brownson & Associates             Houston, TX 77056
Buddy Broussard                   21 Gambrel Oak Place                 NA          44,910
Buddy Broussard                   The Woodlands, TX 77380
Burns and Row Enterprises, Inc.   PO Box 198842                        NA          28,627
Burns and Row Enterprises, Inc.   Atlanta, GA  30384-8842
Cambridge Energy Research Asso    Charles Square                       NA         271,714
Cambridge Energy Research Asso    20 University Rd.
Cambridge Energy Research Asso    Cambridge, MA  02138
Caminus Entergy Limited           Caminus House Castle Park            NA         157,570
Caminus Entergy Limited           Cambridge CB3  ORA UK
Carlo Pellegatta                  Istotitp Bancario S. Paolo de Torin  NA         103,429
Carlo Pellegatta                  Via Taramelli 2, Agenzia 17
Cendant Mobility                  P.O. Box 73049                       NA          58,839
Cendant Mobility                  Chicago, IL 60673-7049
Chadbourne & Parke                30 Rockefeller Plaza                 NA         111,020
Chadbourne & Parke                New York, NY 10112
Cid de Azevedo Costa Junior       Rua Cosme Velho 415                  NA         117,899
Cid de Azevedo Costa Junior       Rio de Saneiro, Brazil 22241-090
Cimarron System, Inc.             39502 Cimarron Way                   NA         102,668
Cimarron System, Inc.             Magnolia, TX 77354
CLA Comunicacoes S/C Ltda         Rua Dante Carraro, 94                NA          81,013
CLA Comunicacoes S/C Ltda         Pinheiros
CLA Comunicacoes S/C Ltda         Sao Paulo, Brazil
Claudio A. Onetto                 Reconquista 379 Piso 2               NA          40,864
Claudio A. Onetto                 1389 Buenos Aires, Argentina
Commercial Testing & Engineering  1919 S. Highland Ave, Suite 210-B    NA         153,255
Commercial Testing & Engineering  Lombard, IL 60148
Compania Energetica de Sao Pau    Al Min Rocha Azevado 25              NA          55,710
Compania Energetica de Sao Pau    Sao Paulo, Brazil
Controls Risks Limited            1749 Old Meadows Road                NA          25,938
Controls Risks Limited            Suite 120
Controls Risks Limited            McLean, VA  22102
Dames & Moore                     File# 54279                          NA         273,332
Dames & Moore                     Los Angeles, CA  90074-4279
Deloitte & Touche LLP             1000 Wilshire                        NA          64,725
Deloitte & Touche LLP             Los Angeles, CA 90074
Deloitte & Touche Tohmatsu        Ave. Presidente Wilson 231,22        NA          33,235
Deloitte & Touche Tohmatsu        20030-021
Deloitte & Touche Tohmatsu        Rio De Janeiro, Brazil
Denton Hall                       Five Chancery Lane                   NA          84,755
Denton Hall                       Clifford's Lane
Denton Hall                       London
Djingov, Gouginski, Kyutchucho    10 Tsar Osvoboditel Boulevard        NA          72,174
Djingov, Gouginski, Kyutchucho    Sofia, Bulgaria
Drake Beam Morin, Inc.            P. O. Box 100739                     NA          29,800
Drake Beam Morin, Inc.            Atlanta, GA  30384-0739
Ecoenergia de Brant Roberto       Av. A Davilla 750 PB "6"             NA          20,056
Ecoenergia de Brant Roberto       Dock 5 Puerto Madero
Ecoenergia de Brant Roberto       Buenos Aires, Argentina
Ecology and Environment           350 Sansome Street #300              NA         367,574
Ecology and Environment           San Francisco, CA  94104
EnCon Associates                  233 Needham Street, Ste. 30          NA          30,000
EnCon Associates                  Newton, MA  02164
Energetica-Tech                   SCN Qd. Ed. Centro Empresarial       NA          40,600
Energetica-Tech                   Encol - Torre B
Energetica-Tech                   Sala 1201 a 1204-Brasilia DF
Energetica-Tech                   Brazil
Energoproekt PLC                  51, J. Bourchier Blvd.               NA          37,000
Energoproekt PLC                  Sofia, Bulgaria
Energy Intergration Services      20 Willowbrook Street                NA          57,849
Energy Intergration Services      Kenmore Hills, QLD 4069
Energy Resources & Generation     1/3 (FF), Kalkaji Extention          NA          73,778
Energy Resources & Generation     New Delhi, India
Entergy Corporation               PO Box 61000                          A          28,378
Entergy Corporation               New Orleans, LA  70161-1000
Entergy Enterprises, Inc. - EPG   10055 Grogan's Mill Rd., Suite 150    A         183,764
Entergy Enterprises, Inc. - EPG   The Woodlands, TX 77380
Entergy Services, Inc.            639 Loyola Avenue                     A      11,669,133
Entergy Services, Inc.            New Orleans, LA 70113
Entergy Trading & Marketing       Level 11/14                           A         331,615
Entergy Trading & Marketing       2 George Yard
Entergy Trading & Marketing       Lombard Street
Entergy Trading & Marketing       London  EC3V 9DH
Entergy Trading & Marketing       Newton, MA  02164
Ernst and Young                   Becket House                         NA         412,001
Ernst and Young                   1 Lambeth Palace Road
Ernst and Young                   London
Estudio Juridico Otero            Huerfanos 835, Piso 10               NA          29,003
Estudio Juridico Otero            Santiago, Chile
Fernandez Quiroga & Onetto, Ab    Reconguisha 379 Piso 2               NA         163,764
Fernandez Quiroga & Onetto, Ab    Buenos Aires, Argentina
Fluor Daniel, Inc.                One Fluor Daniel Drive               NA          79,861
Fluor Daniel, Inc.                Aliso Viejo, CA  92698
Francisco Jose Arteiro De Oliv    Rua Conselheiro Olegario, No. 34     NA          59,270
Francisco Jose Arteiro De Oliv    Apartment 1005 - Maracana
Francisco Jose Arteiro De Oliv    Rio De Janeiro, Brazil
Frontier 7 Plc                    9 Fridtjof Nanson Blvd.              NA          44,287
Frontier 7 Plc                    Sofia 1000
Frontier 7 Plc                    Bulgaria
General Physics Corporation       6700 Alexander Bell Dr.              NA          88,000
General Physics Corporation       Columbia, MD  21046
Glen Irvine International         Coutts & Co.                         NA          52,517
Glen Irvine International         Mayfair London  WIY 6DP
Harteneck, Lopez & Cia            25 de May 460                        NA          28,880
Harteneck, Lopez & Cia            Piso 3-Of. 308
Harteneck, Lopez & Cia            1002-Buenos Aires, Argentina
HDH Construction Consultants      619 Severn Ave.                      NA          42,970
HDH Construction Consultants      Suite 301
HDH Construction Consultants      Annapolis, MD 21403
Herbert Smith                     Exchange House                       NA          56,455
Herbert Smith                     Primrosa Street
Herbert Smith                     London
Hibernia National Bank            313 Carondelet Street                NA         485,291
Hibernia National Bank            New Orleans, LA 70130
ICF Resources                     PO Box 631683                        NA          26,466
ICF Resources                     Baltimore, MD  21263-1683
ILEX Associates                   The National Westminster Bank        NA         155,887
ILEX Associates                   32 Cornmarket Street
ILEX Associates                   Oxford, England
InSync Solutions                  118 Lindencrest Court                NA          31,475
InSync Solutions                  Sugarland, TX 77479-5201
International Gas Consulting      3200 Wilcrest # 450                  NA          28,365
International Gas Consulting      Houston, TX 77042
International Gas Consulting,     3200 Wilcrest, Ste. 450              NA         219,328
International Gas Consulting,     Houston, TX  77042
IT Solutions                      7457 Harwin # 120                    NA          53,893
IT Solutions                      Houston, TX 77036-2022
J&C Enterprises                   300 Conroe Drive                     NA          28,177
J&C Enterprises                   Conroe, TX 77301
J. Henry Schroders & Co LTD       120 Cheapside                        NA         360,247
J. Henry Schroders & Co LTD       London
Jackson Group Plc                 Dobbs Lane                           NA          31,339
Jackson Group Plc                 Kesgrave
Jackson Group Plc                 Ipswich, Suffolk
Jackson Walker L.L.P.             100 Louisiana                        NA          33,637
Jackson Walker L.L.P.             Suite 420, P.O. Box 4771
Jackson Walker L.L.P.             Houston, TX 77210-4771
Jami Montambault                  1616 Greenleaf Lane                  NA          27,412
Jami Montambault                  Charlottesville, VA  22903
Jingtian Associates               Room 323                             NA          30,739
Jingtian Associates               Towercrest Plaza No. 3
Jingtian Associates               Maizidian West Rd.
Jingtian Associates               Chaoyang District
Jingtian Associates               Beijing
John T. Boyd Company              Four Gateway Center                  NA         300,873
John T. Boyd Company              444 Liberty Ave., Stuite 1900
John T. Boyd Company              Pittsburg, PA  15222-1212
Jones, Day, Reavis & Pogue        51 Louisiana Ave., N.W.              N/A        144,222
Jones, Day, Reavis & Pogue        Washington, D.C. 20001-2113
Jordan, LLC                       18101 Von Karman Ave                 NA         146,508
Jordan, LLC                       Suite 1280, Lakeshore Towers
Jordan, LLC                       Irvine, CA 92612
Kenneth C. Kern & Assocaites      4444 Richmond Ave.                   N/A         91,278
Kenneth C. Kern & Assocaites      Houston, TX 77027
Kent Larsen                       dba KAL                              NA         120,690
Kent Larsen                       3145 Caminiro Ricardo
Kent Larsen                       Olivenhain, CA 92024
King And Spalding                 191 Peachtree Street                 NA           7,308
King And Spalding                 Atlanta, GA  30303-1763
KPMG Peat Marwick LLP             Dept. # 0643                         NA         671,938
KPMG Peat Marwick LLP             PO Box 1200001
KPMG Peat Marwick LLP             Dallas, TX  75312-0643
Lavery Rowe Advertising Ltd       69/71 Newington Causeway             NA          44,843
Lavery Rowe Advertising Ltd       London
Lockwood Greene Engineers, Inc.   PO Box 60287                         NA         255,657
Lockwood Greene Engineers, Inc.   Charlotte, NC  28260
Loeff Claeys Verbeke              PO Box 75088                         NA          45,643
Loeff Claeys Verbeke              Apollolaan 15
Loeff Claeys Verbeke              Amsterdam
Luthra & Luthra Law Office        103, Ashoka Estate                   NA         396,267
Luthra & Luthra Law Office        Barakhamba Road
Luthra & Luthra Law Office        New Delhi, India
McDermott, Inc., In favor of De   New York, NY  10043                  NA          27,113
McGuire Woods Battle & Boothe     250 Avenue Louise, Bte. 64           NA          53,195
McGuire Woods Battle & Boothe     Belgium
McKinsey & Company Inc.           Acct. Dept                           NA         732,500
McKinsey & Company Inc.           2 Houston Center, Suite 3500
McKinsey & Company Inc.           Houston, TX 77010
McLennan Magasanik Associates     76 Bridport St.                      NA         138,510
McLennan Magasanik Associates     Albert Park
McLennan Magasanik Associates     Melbourne, Australia
MEM/Minproekt                     14 Kliment Ohridski Blvd.            NA          33,500
MEM/Minproekt                     1756 Sofia
MEM/Minproekt                     Bulgaria
Mercados Energeticos, S.A.        Lavelle 381 - 9 Piso                 NA          40,626
Mercados Energeticos, S.A.        Of. 33
Mercados Energeticos, S.A.        Buenos Aires, Argentina
Merz and McLellan                 Amber Court                          NA          50,020
Merz and McLellan                 William Armstrong Drive
Merz and McLellan                 Newcastle Business Park, UK
Meyers-Reynolds & Associates,     1230 N. Robinson                     NA         381,234
Meyers-Reynolds & Associates,     Oklahoma City, OK  73103
Minserve Group Pty Ltd            Level 1, Suites 2 & 3                NA         223,838
Minserve Group Pty Ltd            1 Swann Road
Minserve Group Pty Ltd            Taringa, Brisbane
Mitch Davidson                    34 Graycrest Place                   NA          34,680
Mitch Davidson                    The Woodlands, TX 77382
Morrison & Foerster LLP           425 Market Street, File No. 72497    NA         602,018
Morrison & Foerster LLP           San Francisco, CA  94105-2482
Mott MacDonald                    Victory House Trafalgar Place        NA         192,941
Mott MacDonald                    Brighton
Mr. Masmoud & Mrs. Malak El       14A Andalucia Gardon Club            NA          26,283
Mr. Masmoud & Mrs. Malak El       Nueva Andalucia, Marbella
Ned Tennebaum & Partners          9200 South Dadeland                  NA         464,221
Ned Tennebaum & Partners          Miami, FL 33156
New Boston Systems                P.O. Box 30727                       NA          37,191
New Boston Systems                Hartford, CT 06150-0727
O'Melveny & Meyers LLP            410 South Hope Street                NA       1,421,793
O'Melveny & Meyers LLP            Los Angeles, CA  90071-2899
Orrick, Herrington & Sutcliffe    PO Box 61000   File 72887            NA         103,038
Orrick, Herrington & Sutcliffe    San Francisco, CA 94161-2887
Pacific Power International Pt    PO Box A966                          NA         199,428
Pacific Power International Pt    Sydney South, New South Wales
Panda Energy Corp & Haynes & B    Locke Liddell & Sapp LLP             NA         350,000
Panda Energy Corp & Haynes & B    2200 Ross Ave., Ste. 2200
Panda Energy Corp & Haynes & B    Dallas, TX  75201-6776
PB Power LTD                      Amber Court                          NA         428,983
PB Power LTD                      William Armstrong Drive
PB Power LTD                      Newcastle Business Drive
PB Power LTD                      Newcaslte, Upon Tyne
Perez, Alati, Grondona, Benite    Suipacha 1111, Piso 18               NA          66,545
Perez, Alati, Grondona, Benite    Buenos Aires
Peter Paulissen                   10422 Brightwood Drive               NA         145,473
Peter Paulissen                   Santa Ana, CA  92705
Petrospan S.A.                    Petroleos de Espana                  NA         169,877
Petrospan S.A.                    Paseo General Martinez Campos
Petrospan S.A.                    42 s/s
Petrospan S.A.                    Madrid, Spain
Pinheiro Neto Advogados           Bank of Boston International         NA          49,586
Pinheiro Neto Advogados           152 West 57th Street
Pinheiro Neto Advogados           New York, NY  2517533
Power Generations (Mexico)        179 Wolf Willow Crescent             NA         202,167
Power Generations (Mexico)        Edmonton , Albert T5T IT3
Power Security & Quality          Rua Fantoches 301                    NA          30,000
   Consultants
Power Security & Quality
   Consultants                    Rio de Janeiro, RJ, Brazil
Preng & Associates, Inc.          2925 Briarpark, Ste. 111             NA         359,173
Preng & Associates, Inc.          Houston, TX  77042
PriceWaterhouse - London          National Westminster Bank PLC        NA         243,909
PriceWaterhouse - London          21 Lombard Street
PriceWaterhouse - London          London
PriceWaterhouseCoopers            1 Queen's Road Central               NA         315,894
PriceWaterhouseCoopers            Abacus HK Limited - Entergy
PriceWaterhouseCoopers            Hong Kong & Shanghai Banking Corp.
PriceWaterhouseCoopers            Hong Kong
PriceWaterhouseCoopers LLP        333 Market Street, 18th Floor        NA         150,413
PriceWaterhouseCoopers LLP        San Francisco, CA  94105
Project Consultants Int'l Inc.    West Wing Bldg., P.O. Box 1111       NA          46,479
Project Consultants Int'l Inc.    Grand Caymen, Caymen Islands
Project Consultants Int'l Inc.    British, West Indies
Quantum Asesores & Consultores    P Castellana 155-6B                  NA          78,283
Quantum Asesores & Consultores    Madrid, Spain
Rajinder Narain & Co              Sumeet Kachwaha                      NA         218,327
Rajinder Narain & Co              7 Maulseri House
Rajinder Narain & Co              Kapashera, India
Rath, Young & Pignatelli PA       P.O. Box 1500                        NA          35,102
Rath, Young & Pignatelli PA       Concord, NH 03302-1500
Ratheon Nuclear, Inc.             30 South 17th Street                 NA          27,504
Ratheon Nuclear, Inc.             P.O. Box 8223
Ratheon Nuclear, Inc.             Philadelphia, PA 19101
Raytheon Engineers & Construct    5555 Greenwood Plaza Blvd., Ste. 100 NA         521,437
Raytheon Engineers & Construct    Englewood, CO  80111
Raytheon Engineers & Construct    Chicago, IL  60603
RHIConsulting                     PO Box 60000                         NA          84,240
RHIConsulting                     San Francisco, CA  94160-3484
Richard Ellis                     Berkeley Square House                NA          56,895
Richard Ellis                     London
Robert J. Reith                   12602 Rip Van Winckle Drive          N/A         51,662
Robert J. Reith                   Houston, TX 77024
Rosalind Eng Wong                 1005 Concord Avenue                  NA          93,453
Rosalind Eng Wong                 Montebello, CA
Scott Marshall                    42 Orchard Pines Place               NA          26,670
Scott Marshall                    The Woodlands, TX 77382
SG Australia Limited              Level 21, 400 George Street          NA          48,462
SG Australia Limited              Sydney, NSW
SGS Van Bree                      Noorderlaan 87                       NA         110,980
SGS Van Bree                      B-2030 Antwerpen
Simplified Solutions, Inc.        6129 Brook Drive                     NA         180,409
Simplified Solutions, Inc.        Falls Church, VA  22044
Skadden, Arps, Slate & Meagher    1440 New York Ave., N.W.             NA          63,904
Skadden, Arps, Slate & Meagher    Washington, D.C. 20005-2111
Skadden, Arps, Slate, Meagher     One Canada Square, Canary Wharf      NA       2,274,914
Skadden, Arps, Slate, Meagher     London, UK
Skelly & Loy, Inc.                2601 North Front Street              NA          61,966
Skelly & Loy, Inc.                Harrisburg, PA 17110
Source Services Corporation       P.O. Box 970956                      NA          86,864
Source Services Corporation       Dallas, TX 75397-0956
SSI (U.S.), Inc.                  d/b/a Spencer Stuart                 N/A         27,733
SSI (U.S.), Inc.                  P.O. Box 98991
SSI (U.S.), Inc.                  Chicago, IL 60693
Star Staffers                     P.O. Box 926112                      NA         147,008
Star Staffers                     Houston, TX 77292-6112
Stewart, Reid & Co.               Level 12,  32 Martin Place           NA          39,269
Stewart, Reid & Co.               Sydney, Australia
Stone & Webster Engineering Co.   245 Summer Street                    NA         203,377
Stone & Webster Engineering Co.   Boston, MA 02205-1611
The Alsa Group, Inc.              666 Fifth Ave., PMB 356              NA          97,500
The Alsa Group, Inc.              New York, NY 10103
The Corporate Traveller           Lvl 6, Clarence Street               NA          35,922
The Corporate Traveller           Sydney, NSW
TMP Worldwide Limited             20 Soho Square                       NA          76,737
TMP Worldwide Limited             London
Towers Perrin, Inc.               P.O. Box 8500, s-6110                NA          74,311
Towers Perrin, Inc.               Philadelphia, PA 19178
Trans Energy Management           5555 San Felipe #1750                NA         127,544
Trans Energy Management           Houston, TX 77056
Veirano E Advogados Associados    CAIXA Postal 2748-RJ                 NA          97,308
Veirano E Advogados Associados    Av. Nilo Pecanha, 50-17 Andar
Veirano E Advogados Associados    Rio De Janeiro, Brasil
Walker, W. S. & Company           Caledonian House                     NA          92,988
Walker, W. S. & Company           PO Box 265
Walker, W. S. & Company           Georgetown, Grand Cayman
Warburg Dillon Read               299 Park Avenue                      NA       1,409,319
Warburg Dillon Read               New York, NY  10171-0025
WCM Group, Inc.                   PO Box 3247                          NA         520,776
WCM Group, Inc.                   Humble, TX  77347-3247
Whitman Breed Abbott & Morgan     200 Park Avenue                      NA         212,825
Whitman Breed Abbott & Morgan     New York, NY  10166
Whitman, Breed, Abbott & Morgan   200 Park Avenue                      NA         150,179
Whitman, Breed, Abbott & Morgan   New York, NY 10166
Willian Barnes JNR                68 Holland Park Avenue               NA          51,056
Willian Barnes JNR                London, England
Wink Inc.                         4949 Bullard Avenue                  NA          26,329
Wink Inc.                         New Orleans, LA 70128-3147
Winston & Strawn                  1400 L Street, N.W.                  NA         119,088
Winston & Strawn                  Washington, DC  20005-3502
World Bank of Scotland            Dover House                          NA          81,685
World Bank of Scotland            White Hall
World Bank of Scotland            London SW1A 2AU

All Others (417)                                                       NA       1,768,435



Total all                                                                      42,792,152
									      ===========


	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 1999

	       Employee Pensions and Benefits - Account 926


Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

		    Description                              Amount


This item includes primarily costs billed from Entergy
  Services, Inc. and are not benefits of EEI.
Pension plan and benefits program costs are allocated
  as part of payroll costs.                                   $39,609
							      -------

						   TOTAL      $39,609
							      =======






	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 1999

	       General Advertising Expenses - Account 930.1

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

		   Name of Payee Amount                 Amount


							 NONE




				 TOTAL                 ========


			    21 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		  For the Year Ended December 31, 1999

	     Miscellaneous General Expenses - Account 930.2


Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
SS441(b)(2)) shall be separately classified.

		   Description                           Amount

Officers expenses-Stock, equity awards                  $336,447
Expats billings from ESI                                (255,670)
Outside services from ESI                                 81,403
Legal and consulting costs related to sale of
  Entergy Integrated Solutions                         4,450,129
Write off uncollectible note                           2,063,753
Clearing account 184 from balance sheet                   93,657
Miscellaneous                                            603,384
Write-off of fixed assets for closed offices           1,398,802
						      ----------
					  TOTAL       $8,771,905
						      ==========


       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 1999

			 Rents - Account 931


Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	      Type of Property                         Amount

Building, Facility, & Real Property Rentals          $4,939,236
Office Equipment & Other Rentals                        216,840
Other                                                    15,039
						     ----------
					 TOTAL       $5,171,115
						     ==========

			 22 of 27 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	    For the Year Ended December 31, 1999

	Taxes Other Than Income Taxes - Account 408


Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	    Kind of Tax                           Amount

Franchise & Gross Receipts                       $111,355
Austalian Government & Withholding Tax                946
Employment Taxes                                  270,764
Property Taxes                                     20,095
California Unitary Tax                             31,179
Miscellaneous                                       2,459
						 --------
				       TOTAL     $436,798
						 ========

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	   For the Year Ended December 31, 1999

		  Donations - Account 426.1

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

	 Name of Recipient                         Amount

Loyola University-New Orleans                      $3,000
Electricity Supply Association                      3,284
Others (11)                                         4,322
						  -------
				       TOTAL      $10,606
						  =======

		      23 of 27 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 1999

		Other Deductions - Account 426.5


Instructions:
Provide a listing of the amount included in Account 426.5,"Other
Deductions," classifying such expenses according to their nature.

   Description           Name of Payee          Amount

			      None




			     TOTAL
					      =========


	   ANNUAL REPORT OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 1999

	 Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 13A - 13D



			   24 of 27 pages

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 1999

		  Schedule XIX - Financial Data Schedule

Item
No.   Caption Heading                                           Amount

1     Net Service Company Property                          $  4,139,425
2     Total Investments                                     $    334,678
3     Total Current and Accrued Assets                      $ 37,107,604
4     Total Deferred Debits                                 $ 16,048,131
5     Balancing Amount For Total Assets and Other Debits    $  -
6     Total Assets and Other Debits                         $ 57,629,838
7     Total Proprietary Capital                             $ 18,435,759
8     Total Long-Term Debt                                  $ 14,500,000
9     Notes Payable                                         $          -
10    Notes Payable to Associated Companies                 $          -
11    Balancing Amount For Total Current and Accrued        $ 24,737,900
	Liabilities
12    Total Deferred Credits                                $    (43,822)
13    Accumulated Deferred Income Taxes                     $          -
14    Total Liabilities and Proprietary Capital             $ 57,629,838
15    Services Rendered to Associate Companies              $ 58,425,791
16    Services Rendered to Nonassociate Companies           $    172,318
17    Miscellaneous Income or Loss, and Interest Income     $    759,419
18    Total Income                                          $ 59,357,528
19    Salaries and Wages                                    $ 41,716,326
20    Employee Pensions and Benefits                        $     39,609
21    Balancing Amount For Total Expenses                   $ 52,756,315
22    Total Expenses                                        $ 94,512,250
23    Net Income (Loss)                                     $(35,154,722)
24    Total Expenses (Direct Costs)                         $ 46,364,191
25    Total Expenses (Indirect Costs)                       $ 12,061,600
26    Total Expenses (Total)                                $ 58,425,791
27    Number of Personnel End of Year                                274


			25 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			   Organization Chart

			     See page 26-A








			 Methods of Allocation

Indirect costs are allocated monthly to each project based on the direct
		    dollars charged to the project.









       Annual Statement of Compensation for Use of Capital Billed

			  -  Not applicable  -


			      26 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			    Organization Chart



       DIRECTORS                                    POSITION
C. John Wilder           Director
Geoffrey D. Roberts      Director
Donald C. Hintz          Director

	OFFICERS                                    POSITION
Geoffrey Roberts, Jr.    President and Chief Executive Officer,
                           Entergy Power Group
Michael G. Thompson      Senior Vice President-Law and Secretary
Paul J. Wielgus          Senior Vice President
Hamid Fatemi             Vice President
Lawrence S. Folks        Vice President
William R. Ford, Jr.     Vice President
Dale K. Furrow           Vice President
Turgay Gurun             Vice President
Joseph T. Henderson      Vice President and General Tax Counsel
Margarita G. Jannasch    Vice President
John J. Ludwig           Vice President
Steven C. McNeal         Vice President and Treasurer
Robert J. Moore          Vice President
Frederick Nugent         Vice President
David Stoner             Vice President
Christopher J. Bernard   Assistant Secretary
Laurence M. Hamric       Assistant Secretary



			      26A of 27 pages

       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			   Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





					 Entergy Enterprises, Inc.

					By: /s/ Steven C. McNeal
					      Steven C. McNeal,
					Vice President and Treasurer



Date:  May 1, 2000